UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Pyxis Oncology, Inc.
 (Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

747324101
(CUSIP Number)

Pamela Connealy
Pyxis Oncology, Inc.
35 CambridgePark Drive
Cambridge, MA, 02140
(617) 351-2575
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 747324101	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
Lara Sullivan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,313,364 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,313,364 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,313,364 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.66% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
AF

(1)	This amount includes 2,014,575 Shares (as defined herein) that are obtainable upon exercise of options and 161,844 Shares of restricted stock that are subject to vesting.
(2)
Calculation is based on the sum of (i) 32,742,573 Shares outstanding upon closing of the Issuer’s initial public offering, as provided by the Issuer, plus (ii) the 2,014,575 Shares issuable upon exercise of options granted to the Reporting Person, which have been added to the total Shares outstanding in accordance with Rule 13d-3(d)(3) under the Act.

CUSIP NO. 747324101	Page 3 of 5 Pages

Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to Rule 13d-1(a) under the Act, with respect to the Common Stock, $0.001 par value per share (the “Shares”), of Pyxis Oncology, Inc. (the “Issuer”), whose principal executive offices are located at 35 CambridgePark Drive, Cambridge, Massachusetts 02140.

Item 2.	Identity and Background

(a)-(c), (f) This Schedule 13D relates to Shares held by Lara Sullivan (the “Reporting Person”).  The Reporting Person is the Chief Executive Officer of the Issuer and a member of the Issuer’s board of directors (the “Board”).  The address of the principal business office of the Reporting Person is 35 CambridgePark Drive, Cambridge, MA, 02140.  The Reporting Person is a citizen of the United States of America.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person has been granted options to acquire Shares in connection with her role as Chief Executive Officer of the Issuer for no additional consideration.  The Reporting Person exercised one of these options, before the Issuer’s reverse stock split of its Shares, for 1,900,000 Shares at an exercise price of $0.06 per Share.  After the Company’s 1-for-6.359 reverse stock split effected on October 1, 2021, the Reporting Person now holds 298,789 Shares, 161,844 of which are Shares of restricted stock that are subject to vesting in 26 substantially-equal monthly installments beginning November 2, 2021, subject to the Reporting Person's continued employment through the applicable vesting date.

Item 4.	Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

The Reporting Person acquired the Shares reported herein in connection with her role as Chief Executive Officer and a director on the Board of the Issuer, for investment purposes, and intends to review her investment on a continuing basis.  In her capacity as Chief Executive Officer and a director on the Board of the Issuer, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Subject to the agreements described herein and applicable legal requirements, the Reporting Person may purchase additional securities, or dispose of all or a portion of her securities, of the Issuer from time to time in open market or private transactions, depending on her evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, and general economic, money market and stock market conditions.  In addition, the Reporting Person may engage in discussions with members of management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties regarding, among other things, the Issuer’s business, operations, governance or control.

Other than as described herein, the Reporting Person does not have any plan or proposal relating to or that would result in any of the events or matters described in part (a) through (j) of Item 4 of the Statement on Schedule 13D, although, subject to the agreements described herein and applicable legal requirements, the Reporting Person may, at any time and from time to time, participate in discussions concerning, formulate or review plans or proposals that may result in one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a, b) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 2,313,364 Shares, representing approximately 6.66% of the total number of Shares outstanding.  This amount consists of:  (i) 298,789 Shares, 161,844 of which are subject to vesting in 26 substantially-equal monthly installments beginning November 2, 2021, subject to the Reporting Person's continued employment through the applicable vesting date; (ii) 990,461 Shares issuable upon exercise of options, 536,500 of which are subject to vesting in 26 substantially-equal monthly installments beginning November 2, 2021, subject to the Reporting Person's continued employment through the applicable vesting date; (iii) 61,825 Shares issuable upon exercise of options, which are subject to vesting 25% on October 13, 2022, and then in 36 substantially-equal monthly installments thereafter, subject to the Reporting Person's continued employment through the applicable vesting date; and (iv) 962,289 Shares issuable upon exercise of options, which are subject to vesting (a) with respect to two-thirds of the options, 25% on October 7, 2022, and then in 36 substantially-equal monthly installments thereafter, and (b) with respect to one-third of these options, 100% on October 7, 2025, all subject to the reporting person's continued employment through the applicable vesting date.

The foregoing beneficial ownership percentage based on the sum of (i) 32,742,573 Shares outstanding upon closing of the Issuer’s initial public offering, as provided by the Issuer, plus (ii) the 2,014,575 Shares issuable upon exercise of options granted to the Reporting Person, which have been added to the total Shares outstanding in accordance with Rule 13d-3(d)(3) under the Act.

CUSIP NO. 747324101	Page 4 of 5 Pages

(c) On September 15, 2021, the Reporting Person was granted options to acquire 61,825 Shares at an exercise price of $8.71 per Share. Such options vest 25% on October 13, 2022, and then in 36 substantially-equal monthly installments thereafter, subject to the Reporting Person's continued employment through the applicable vesting date.  On October 7, 2021, the Reporting Person was granted options to acquire 962,289 Shares at an exercise price of $16 per Share. Such options vest (i) with respect to two-thirds of the options, 25% on October 7, 2022, and then in 36 substantially-equal monthly installments thereafter, and (ii) with respect to one-third of these options, 100% on October 7, 2025, all subject to the reporting person's continued employment through the applicable vesting date.  Except for transactions reported herein, there have been no transactions in the Shares by the Reporting Persons in the past sixty days.

(d) This Item 5(d) is not applicable.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person, along with the Issuer’s other directors and officers and holders of substantially all of the Issuer’s equity securities, have agreed, subject to certain exceptions, not to offer, pledge sell, contract to sell, transfer, lend or otherwise dispose of, directly or indirectly, any Shares or securities convertible into or exchangeable or exercisable for Shares, for 180 days after the date of this prospectus relating to the Issuer’s initial public offering without first obtaining the written consent of BofA Securities Inc. and Jefferies LLC, on behalf of the underwriters (the “Lock-Up Agreement”).

The Reporting Person, along with the Issuer’s other directors and officers, is also party to an indemnification agreement with the Issuer (the “Indemnification Agreement”) pursuant to which the Issuer has agreed to indemnify the Reporting Person to the fullest extent permitted by law and the Issuer’s amended and restated certificate of incorporation.

The Amended and Restated Offer Letter dated October 3, 2021, from the Issuer to the Reporting Person memorializes the Reporting Person’s terms of employment with the Issuer, including her equity compensation in the form of restricted stock and stock options.

The foregoing summaries of the Lock-Up Agreement, Indemnification Agreement and Amended and Restated Offer Letter do not purport to be complete and are qualified in their entirety by reference to the full text or form of such agreements, each of which is filed as Exhibit A, Exhibit B and Exhibit C, respectively, to this Schedule 13D and is incorporated herein by reference.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons named in Item 2 and any other person with respect to any securities of the Issuer in accordance with standard practices.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 of the registration statement on the Form S-1 filed by the Issuer as File Number 333-259627)

Exhibit B:	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 of the registration statement on the Form S-1 filed by the Issuer as File Number 333-259627)

Exhibit C:
The Amended and Restated Offer Letter, dated October 3, 2021, from the Issuer to the Reporting Person (incorporated by reference to Exhibit 10.3 of the registration statement on the Form S-1 filed by the Issuer as File Number 333-259627)

CUSIP NO. 747324101	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Lara Sullivan
Lara Sullivan, M.D.
Chief Executive Officer

October 21, 2021

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).